                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 10)

                           TransTechnology Corporation
                     (formerly Space Ordnance Systems, Inc.)
                     --------------------------------------
                                (Name of Issuer)

                                  Common Stock

                                   893889 10 5
                                 (CUSIP Number)

                                 John H. Grover
                      c/o Research Industries Incorporated
                              123 North Pitt Street
                           Alexandria, Virginia 22314
                                  703-548-3667
                                  ------------
(Name, Address and Telephone Number of person Authorized to Receive Notices and
                                Communications)

      October 11, 2002 (as to Dr. Arch C. Scurlock and Research Industries
                                 Incorporated)

          (Date of Event which Requires Filing of this Joint Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box ___.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)




                                Page 1 of 6 pages

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                                  SCHEDULE 13D

CUSIP No. 893889  10  5

     (1)       Names of Reporting Persons S.S. or I. R. S.
               Identification Nos. of Above Persons

               Research Industries Incorporated, I. R. S. Number 54-0836818
               ------------------------------------------------------------
               Dr. Arch C. Scurlock
               --------------------

     (2)       Check the Appropriate Box if a Member of a Group:
                    (a)
                        ---------
                    (b)
                        ---------

                    Not applicable; this is a joint filing pursuant to Rule
                    -------------------------------------------------------
                    13d-1 (f) (1).
                    --------------

     (3)       SEC Use Only.
                             ------------------------------------------

     (4)       Source of Funds.

                  Not applicable.

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

                  Not applicable.

(6)     Citizenship or Place of Organization.

        Research Industries Incorporated -Virginia
        ------------------------------------------
        Dr. Arch C. Scurlock - U. S. A.
        -------------------------------

Number of      (7)    Sole Voting Power   293,900   (Research Industries Incorporated)
shares                                  ----------------------------------------------
Beneficially
Owned by       (8)    Shared Voting Power                0
Each                                      --------------------------------------------
reporting
Person with    (9)    Sole Dispositive Power  293,900  (Dr. Arch C. Scurlock)
                                             -----------------------------------------

               (10)   Shared Dispositive Power             0
                                               ---------------------------------------

               (11)   Aggregate Amount Beneficially Owned by Each Reporting Person.

                  293,900     Research Industries Incorporated
                  --------------------------------------------
                  293,900     Dr. Arch C. Scurlock
                  --------------------------------


                                Page 2 of 6 pages

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
(12)    Check if the Aggregate Amount in Row (11) Excludes certain shares.
                      Not applicable.
                      ---------------

(13)    Percent of Class Represented by Amount in Row 11.
                             Research Industries   4.7%
                             Dr. Arch C. Scurlock  4.7%

        (14)   Type of Reporting Person.

               Research Industries Incorporated - CO, IV (Private; not registered
               ------------------------------------------------------------------
               under the Investment Company Act of 1940)
               -----------------------------------------
               Scurlock - IN
               -------------

This statement is the tenth amendment to a statement on Schedule 13D filed with the Securities and Exchange Commission on behalf of Research Industries
Incorporated and Dr. Arch C. Scurlock in connection with their ownership of shares of common stock of TransTechnology Corporation. It is the final amendment as the ownership is now less than 5.0 percent, the minimum threshold for
Schedule 13D filing.

Item 1.        Security and Issuer.

                This statement is filed in relation to the common stock of TransTechnology Corporation. The address of the principal executive offices of the corporation is 700 Liberty Avenue, Union, New Jersey 07083.

Item 2.        Identity and Background.

               Research Industries Incorporated
               Organized in Virginia
               Principal Business:  Financial Investment Company
               123 N. Pitt Street
               Alexandria, Virginia  22314
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                                Page 3 of 6 pages

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        (a-c) Principal occupation and employment of executive officers and directors of Research Industries Incorporated.

               Name:  Dr. Arch C. Scurlock
               Title: President and Director
               Business Address:   123 N. Pitt Street, Alexandria, VA  22314

               Name:  John H. Grover
               Title: Executive Vice President, Treasurer and Director
               Business Address:  123 N. Pitt Street, Alexandria, VA  22314

               Name:  Arch C. Scurlock, Jr.
               Title: Vice President, Assistant Secretary and Director
               Business Address:  123 N. Pitt Street, Alexandria, VA  22314

               Name:  Henry St. John FitzGerald
               Title: Secretary and Director
               Principal Business:  Attorney
               Business Address:  2200 Wilson Blvd., Arlington, VA  22201

               Name:  Mary Christine Adamson
               Title: Director
               Principal Business:  Attorney
               Business Address:  10575 NW Skyline Blvd.,
               Portland, OR  97231-2616

        (d) During the last five years, neither Research Industries Incorporated nor Dr. Scurlock, nor, to the best of their knowledge, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald or Ms. Adamson, has been convicted of a criminal proceeding.

        (e) During the last five years, neither Research Industries nor Dr. Scurlock, nor, to the best of their knowledge, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald or Ms. Adamson, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Dr. Scurlock, Mr. Grover, Mr. Scurlock, Jr., Mr. FitzGerald and
Ms. Adamson are each a US citizen.

Item 3. Source and Amount of Funds or Other Consideration.

               Not applicable.


                                Page 4 of 6 pages
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Item 4. Purpose of Transaction.

               The purpose of the transaction was to change the investment in TransTechnology. Research Industries Incorporated and Dr. Arch C. Scurlock maintain no control over the issuer or any of its officers or directors. From time to time they may seek to acquire or dispose of shares of Common Stock.
Neither Research Industries Incorporated nor Dr. Arch C. Scurlock has any plans or intentions which would result in or relate to any of the actions described in clauses (a) through (j) of item 4 of Schedule 13D instructions.

Item 5. Interest in Securities of the Issuer.

        (a) Research Industries is the beneficial owner of 293,900 shares of TransTechnology Corporation common stock, which represents 4.7 percent of that class of securities based on the number of diluted shares as of June 30, 2002. Dr. Scurlock owns 94 percent of the issued and outstanding shares of Research Industries. As a result, he may be deemed to be the indirect beneficial owner of the stock owned by Research
        Industries. To the best of the knowledge of Research Industries and Dr.
        Scurlock, Mr. Arch C. Scurlock, Jr., Mr. FitzGerald, Mr. Grover and Ms.
        Adamson do not own any shares directly or indirectly. Mr. Grover owns 5 percent of the issued and outstanding shares of Research Industries
        Incorporated.

        (b) Research Industries and Dr. Scurlock may each be considered to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 293,900 shares of common stock.

        (c) Stock transactions effected during the past sixty (60) days by the persons and entities named in paragraph 5(a) above are set forth in Exhibit B.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.


        Other than the officer, director, and shareholder relationships described in Item 2 above, there are no contracts, arrangements, understandings, or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of TransTechnology Corporation.


                                Page 5 of 6 pages


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Item 7.        Material to be Filed as Exhibits.

               Exhibit A - Agreement between Research Industries and Dr.
               Scurlock relating to the filing of joint statements as required by Rule 13d-1 (f).

               Exhibit B - Schedule of stock transactions.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        RESEARCH INDUSTRIES INCORPORATED

Dated:  October 14, 2002            By: /S/ ARCH C. SCURLOCK, PRESIDENT
                                        ------------------------------------
                                        Arch C. Scurlock, President


Dated:  October 14, 2002            By: /S/ ARCH C. SCURLOCK
                                        ------------------------------------
                                        Arch C. Scurlock



                                Page 6 of 6 pages